Exhibit (a)(6)(A)

The KeyW Holding Corporation

Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Pre tax (loss) income from continuing operations	(22,011,000)	4,322,000	5,872,000	9,946,000	(5,441,000)
Interest expense	17,015,000	10,812,000	10,299,000	8,934,000	3,508,000
Total earnings	(4,996,000)	15,134,000	16,171,000	18,880,000	(1,933,000)
Fixed charges:
Interest expense	17,015,000	10,812,000	10,299,000	8,934,000	3,508,000
Total fixed charges	17,015,000	10,812,000	10,299,000	8,934,000	3,508,000

Ratio of earnings to fixed charges	A	1.4	1.6	2.1	B

A.	For the twelve months ended December 31, 2017, earnings were insufficient to cover fixed charges by approximately $22.0 million
B.	For the twelve months ended December 31, 2013, earnings were insufficient to cover fixed charges by approximately $5.4 million